Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-131278
May 23, 2007
UDR, INC.
6.75% SERIES G CUMULATIVE REDEEMABLE PREFERRED STOCK
Final Term Sheet
Issuer: UDR, Inc.
Security: 6.75% Series G Cumulative Redeemable Preferred Stock
CUSIP: 902653401
Size: 5,400,000 shares          Over-allotment option: 600,000 shares
Type of security: SEC Registered—Registration Statement No. 333-131278; preliminary prospectus supplement dated May 22, 2007
Public offering price: $25.00 per share; $135,000,000
Underwriting discounts and commissions: $0.7875 per share; $4,252,500 total ($4,725,000 if over-allotment option is exercised in full)
Proceeds to the Company, before expenses: $24.2125 per share; $130,747,500 total ($145,275,000 if over-allotment option is exercised in full)
Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $130,497,500 ($145,025,000 if over-allotment option is exercised in full).

Sole Book-Running Manager:	Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC, RBC Dain Rauscher Inc., Stifel, Nicolaus & Company, Incorporated, Morgan Keegan & Company, Inc., Wells Fargo Securities, LLC

Underwriting:	Wachovia Capital Markets, LLC	3,672,000 shares
	Banc of America Securities LLC	378,000 shares
	RBC Dain Rauscher Inc.	378,000 shares
	Stifel, Nicolaus & Company, Incorporated	378,000 shares
	Morgan Keegan & Company, Inc.	162,000 shares
	Wells Fargo Securities, LLC	162,000 shares
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	27,000 shares
	Bear, Stearns & Co. Inc.	27,000 shares
	Davenport & Company LLC	27,000 shares
	H&R Block Financial Advisors, Inc.	27,000 shares
	J.J.B. Hilliard, W.L. Lyons, Inc.	27,000 shares
	Janney Montgomery Scott LLC	27,000 shares
	Oppenheimer & Co., Inc.	27,000 shares
	Robert W. Baird & Co. Incorporated	27,000 shares
	Ryan Beck & Co., Inc.	27,000 shares
	Wedbush Morgan Securities Inc.	27,000 shares

Dividend rate: 6.75% per annum of the liquidation preference per annum; $1.6875 per annum per share, cumulative from May 31, 2007 (subject to the dividend rate step-up to 7.75% per annum as described in the prospectus supplement)
Optional Redemption: On or after May 31, 2012 (subject to the special optional redemption right described in the prospectus supplement)
Settlement and delivery date: May 31, 2007
Selling concession: Not to exceed $0.50 per share
Reallowance to other dealers: Not to exceed $0.45 per share
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated May 22, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Wachovia Capital Markets, LLC by calling toll-free 866-289-1262.